EXHIBIT 23.4

January 22, 2016

Mr. Robert Watson Jr.

President and CEO

Enerjex Resources

4040 Broadway, Suite 508

San Antonio, Texas 78209

Dear Mr. Watson:

The following reserve report was independently prepared by MHA Petroleum Consultants, LLC based upon information supplied to them by Enerjex Resources, Inc.

In accordance with your request, we have evaluated the assets of Enerjex Resources (Enerjex), as of January 1, 2015. This includes the proved reserves and future revenue to the Enerjex interest’s in certain oil and gas properties located in Colorado, Nebraska, Kansas, and Texas. It is our understanding that the proved reserves estimated herein constitute all of the proved reserves owned by Enerjex. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties. We completed our analysis on or about the date of this letter. This report has been prepared for Enerjex's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth our estimates of the net reserves and future net revenue, as of January 1, 2015 for the proved properties:

Enerjex Resources Proved Reserves Estimated Net Reserve and Income Data As of January 1, 2015
	Net Remaining Reserves
Reserve Category	Oil MBBL	Gas MMCF	NGL MBBL	Future Net Income M$	Direct Operating Expense & Taxes M$	Equity Investment M$	Undisc. Net Cash Flow M$	Discounted Net Cash Flow @ 10% M$
PDP	1,844.7	1,804.2	76.7	164,938.8	64,623.1	9.0	100,306.8	42,258.7
PNP	426.5	2,313.3	14.2	42,386.2	15,277.2	3,178.1	23,930.9	9,683.5
PUD	675.3	4,059.9	0.0	75,232.8	21,219.2	10,549.5	43,464.2	12,376.5
Total Proved	2,946.5	8,177.4	90.9	282,557.8	101,119.5	13,736.6	167,701.9	64,318.7

The oil volumes shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

Oil and gas prices used are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period covering 2014, consistent with SEC standards. The SEC oil price was $94.99/bbl, while SEC natural gas price was $4.35/MMBTU. Adjustments to these prices were made based on regional differentials and result in the net prices shown below:

STATE	OIL PRICE $/BBL	GAS PRICE $/MCF	NGL PRICE $/BBL
Colorado	81.78	3.19	27.72
Kansas	88.01	0.00	0.00
Nebraska	0.00	4.35	0.00
Texas	86.21	0.00	0.00

Operating costs are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties include only direct lease- and field-level costs. Operating costs have been divided into per-well costs and per-unit-of-production costs for those properties reported on a lease basis. Capital costs are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of MHA are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Enerjex, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

MHA uses standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this evaluation, along with data provided by Enerjex, are on file in our office. The technical person primarily responsible for conducting this analysis meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.

We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

MHA Petroleum Consultants, LLC

Leslie S. O’Connor

Managing Partner

CERTIFICATION OF QUALIFICATION

LESLIE S. O’CONNOR Managing Partner Petroleum Consultant

MHA Petroleum Consultants LLC

730 17th Street, Suite 410

Denver, CO 80202

Phone: +1 303 277 0270

e-mail: loconnor@mhausa.com

EDUCATION

▪	Extended BSc Geology with Applied Engineering, North Arizona University, 1978

▪	Graduate Studies in Petroleum Engineering, Colorado School of Mines

PROFESSIONAL PROFILE

▪	In excess of 35 years of petroleum engineering experience

▪	Project management

▪	Oil and gas field studies; United States, China, Mexico, South America, Western and Eastern Europe and Asia

▪	Petrophysical studies

▪	Unitization studies

▪	Workover opportunity identification

▪	Property evaluation, acquisition and divestitures

▪	Reservoir and economic evaluation

▪	Expert witness testimony

▪	Gas deliverability and gas storage

▪	Coal bed methane studies

▪	Reservoir simulation

▪	Waterflood feasibility studies

▪	Development of reservoir engineering courses for industry

▪	Studied fields in the United States (essentially all oil and gas areas), U.K. Offshore, China, Mexico, South America, Western and Eastern Europe and Asia

WORK EXPERIENCE

MHA PETROLEUM CONSULTANTS LLC, Denver, Colorado:

(August 2011) Managing Partner and Petroleum Consultant

(March 2008) President and Petroleum Consultant

(May 2006) Vice President and Petroleum Consultant

Responsible for Denver and International operations: project manager, reserve and economic evaluations, litigation support, reservoir studies, acquisition and divestiture support. Manages an organization of approximately 30 people with active engineering projects worldwide. In charge of staff recruitment, development of new business and new business contacts, as well as maintaining relationships with the company’s existing client base.

SPROULE ASSOCIATES INC., Denver, Colorado

(February, 1997 to May, 2006) U. S. Manager and Petroleum Consultant

Responsible for U. S. operations; opened U. S. office for Sproule Associates Ltd. Project manager, reservoir studies, property evaluations, litigation support, acquisition and divestiture support, CBM studies, petrophysical studies, feasibility studies, reservoir and economic studies of properties throughout the U. S.

GEOQUEST RESERVOIR TECHNOLOGIES, DENVER, Colorado:

(Formerly Intera Petroleum and Jerry R. Bergeson & Associates, Inc.)

(January, 1981 to January, 1997) Petroleum Consultant

Technical reservoir studies, property evaluations, secondary recovery studies, gas deliverability and gas storage, petrophysical studies, unitization studies, expert testimony, reservoir and economic studies of properties in Williston Basin, Rocky Mountain, Mid-Continent, West Coast and Gulf Coast areas of the U. S.

THUMS LONG BEACH COMPANY, Long Beach, California:

(January, 1980 to January, 1981) Development/Drilling Engineer

Responsible for design of highly deviated wellbores, completion design, field operations.

Dresser Atlas, Long Beach, California:

(August, 1978 to December, 1979) Field Engineer

Open hole logging operations and log interpretation. Supervised field crew, planned and operated offshore skid unit on Exxon’s offshore Belmont Island platform.

PROFESSIONAL MEMBERSHIPS:

▪	Society of Petroleum Engineers – Recipient of the 1995 Regional Service Award
▪	Society of Petroleum Engineers -Recipient of the 1990 Denver Section Service Award
▪	Society of Petroleum Engineers-Recipient of the 2014 Regional Service Award
▪	Society of Petroleum Evaluation Engineers
▪	American Association of Petroleum Geologists
▪	Society of Professional Well Log Analysts
▪	Rocky Mountain Association of Geologists

♦	AAPG Certified Petroleum Geologist #5270; Board Certified by Division of Professional Affairs
♦	Licensed Professional Geoscientist, Texas #181
♦	Licensed Professional Geologist, Wyoming #PG-3059
♦	Licensed Professional Geologist, Utah #5207412-2250
♦	Licensed Professional Geoscientist, Louisiana #14